Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-21	December 20, 2011

International Tower Hill Mines Appoints Robert D. Comer
as its new Chief Administrative Officer & General Counsel

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces the appointment of Mr. Robert D. Comer as the Company’s new Chief Administrative Officer and General Counsel, effective January 1, 2012. Mr. Comer has nearly 25 years of experience practicing natural resource and mineral law in the United States and will be responsible for all legal affairs and corporate administration matters at ITH. He will play an influential role in the Company’s permitting activities at the Livengood Gold Project.

Mr. Comer served at the Department of the Interior from 2002 to 2010 in the executive positions of Associate Solicitor for Minerals, Land and Water, Regional Solicitor and Counselor to the Solicitor. During 2007, Mr. Comer also served as General Counsel and Principal Deputy to the Office of the Federal Coordinator for Alaska Natural Gas Transportation Projects where he helped to establish a new federal office involved with permitting an international natural gas pipeline from Alaska to the Alberta hub. Additional responsibilities included development and implementation of original office programmatic policy, procedures, hiring and procurement. From 1994 to 2000, Mr. Comer served as Mining Attorney and Associate General Counsel with Asarco Incorporated, a Fortune 500 mining, mineral processing and specialty chemical company. In that capacity, he performed legal services for their mining and smelting operations. Mr. Comer has also held positions with significant national law firms providing strategic legal services to mineral and natural resource companies and also is known for his expertise in environmental law. He holds a B.A., cum laude from the University of Colorado in Environmental Biology and Conservation, a Masters of Forest Science from Yale University and Juris Doctorate from University of Colorado’s School of Law.

“I am extremely pleased to have Bob join the executive team,” stated James Komadina, Chief Executive Officer of ITH. “His tremendous legal experience in the mining and natural resource space, in particular with the U.S. Department of the Interior, will be invaluable to our team as we advance the Livengood project through permitting and development into a major new gold mine in North America.”

Mr. Comer will succeed Mr. Lawrence Talbot, who will remain with the Company as a consultant through a transition period. The Company would like to take this opportunity to thank Mr. Talbot for his many contributions to the growth of the Company since 2006 and to wish him success in his future endeavours.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2011/12 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

International Tower Hill Mines Ltd.	- 2 -	December 20, 2011
NR11-21 Continued

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the issuance of permits for the development of a mine at Livengood, the potential for a production decision to be made in respect of the Livengood Project, the potential for any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood Property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.